UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 30, 2026

WAHED REAL ESTATE FUND I LLC

(Exact name of registrant as specified in its charter)

Delaware	39-2419888
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

45 5th Ave., Suite: 05-106, 5th floor

New York, New York 10016

(Mailing Address of principal executive offices)

817-657-7612

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Common Shares

Item 9. Other Events

Asset Acquisitions

On October 30, 2026, Wahed Real Estate Fund I, LLC (the “Company”) purchased a property located in Bessemer, Alabama, from Corinth Construction, LLC (“Corinth”), for a purchase price of $293,000, which included approximately $3,166 in closing costs and adjustments. The Company paid $293,000 from net proceeds received in its offering pursuant to Regulation A.

2249 Headrick Road, Bessemer, AL 35022

The Company acquired 2249 Headrick Road, Bessemer, Alabama, on October 30, 2026, for a purchase price of $293,000, with approximately $3,166 in closing costs. The property is a newly constructed single-family residential home built in 2026, comprising 2,238 square feet of living space, with 4 bedrooms and 2.5 bathrooms.

The property is currently vacant, and the Company’s property manager is actively seeking a tenant. The Company is using the services of Atlas Rental Property, LLC, a property management company affiliated with Corinth, which has agreed to waive property management fees for the first year and charge a management fee of 3% for the second and third years. Spartan Invest, another affiliate of Corinth, has also agreed to cover the initial leasing fee.

Declaration of Dividend

On November 13, 2026, the Company announced to shareholders that it will be paying dividends per common share in the amount of $0.112, of which $0.0498, or 45%, is a return of capital. Each dividend is payable to shareholders of record on November 6, 2026 for any shares purchased on or prior to September 30, 2026, and is expected to be paid by November 18, 2026. Settlement of the funds may take up to five (5) business days following the payment date. For any additional information regarding the common shares, shareholders should refer to the Company’s offering circular dated December 19, 2025, as supplemented on September 28, 2026, which is available on the Commission’s website and here.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAHED REAL ESTATE FUND I LLC

By:	Wahed Financial LLC, its Manager

	By:	/s/Ahmar Shaikh
	Name:	Ahmar Shaikh
	Title:	Manager

Date:	November 13, 2026

2